UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2017

SUPERCOM LTD.

(Translation of Registrant’s name into English)

1, Shenkar Street,

Hertzliya Pituach,

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K incorporated by reference into all effective registration statements filed by the registrant under the securities Act of 1933.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd.

By: /s/ Arie Trabelsi
Name: Arie Trabelsi
Title: Chief Executive Officer

Date: October 30, 2017

SuperCom Reports Record Revenue with 89% Growth and 21% EBITDA
Margin for the Third Quarter of 2017

Revenue $9.6 million; EBITDA $2 million; Non-GAAP Net Income $1.6 million; Non-GAAP EPS $0.11

Herzliya, Israel, October 30, 2017 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-government, public safety, healthcare, and finance sectors, announced results for the third quarter ended September 30, 2017.

Third Quarter 2017 Financial Highlights (Compared to Third Quarter 2016)

•	Revenue increased organically by 89% to a record revenue of $9.6 million from $5.1 million

•	Gross profit increased by 201% to $5.1 million from $1.7 million

•	Gross margin improved by 60%, to a margin of 53% compared to 33%

•	EBITDA increased to $2.0 million from an EBITDA loss of $(2.2) million

•	Non-GAAP net income increased to $1.6 million from a non-GAAP net loss of $(2.5) million

•	Non-GAAP EPS of $0.11 compared to a negative non-GAAP EPS of $(0.17)

Nine Months Ended September 30, 2017 Financial Highlights (Compared to the Prior Year Period)

•	Revenue increased by 59% to $25.5 million from $15.9 million

•	Gross profit increased by 198% to $11.6 million from $3.9 million

•	Gross margin improved by 87%, to a margin of 46% compared to 24%

•	EBITDA increased to $2.0 million compared to an EBITDA loss of $(3.5) million

•	Non-GAAP net income totaled $0.7 million, an improvement from non-GAAP net loss of $(4.4) million

•	Non-GAAP EPS of $0.05 compared to a negative non-GAAP EPS of $(0.29)

Arie Trabelsi, SuperCom’s President and CEO, commented: “I am very pleased with our performance this quarter, reaching record quarterly revenues with 89% organic growth, gross margins above 50% and EBITDA margins above 20%, marking significant milestones in our long-term business plan. After three consecutive quarters of dramatically improved financial performance, it is becoming apparent how impactful our enhanced business model is and how important the transition of 2016, however challenging, was to SuperCom’s future. Today, we can not only better serve the chief security officer of a nation or enterprise with three interconnected divisions in the e-Gov, IoT and Cyber security markets, but also operate our business much more effectively, realizing significant synergies and a more robust global base of business.”

“We’ve expressed the value of growing our steady-state revenues and diversifying our revenue base into developed countries. To that end, we are currently deploying six new projects in the e-ID and IoT divisions, which are in developed countries: the United States, Canada, Iceland, Denmark, and Czech Republic. And soon all of these projects will be generating additional steady-state recurring revenue. We remain confident in our previously stated expectation that the percentage of our steady-state revenue from developed markets will grow from less than 5% in 2015 to close to 50% in 2017. This broader and higher-quality revenue base reduces the volatility we experienced with our past concentration in national governments within emerging markets. Our pipeline is now strong across various geographies and markets, and, with our state-of-the-art technology and increased award rate, we are confident in our ability to continue winning more customers as well as expanding our offerings to existing customers,” continued Mr. Trabelsi.

“Coupled with our strong organic growth and diversification of revenue, we have also been able to realize key operational synergies across our recently acquired businesses and divisions to dramatically improve gross and EBITDA margins. Compared to the third quarter of 2016, gross margins have increased by 60%, SG&A costs are down by 34%, and our core non-GAAP operating expenses, which exclude other income, have reached a low of approximately $3.8 million per quarter. For the first time since early 2016, we’ve achieved positive GAAP EPS, GAAP net income and EBITDA,” Mr. Trabelsi continued.

“Moving forward, we remain confident in our ability to keep this positive momentum going through the remainder of this year and into 2018. As always, our focus will be on generating long-term sustainable growth through the successful implementation of our business plan with the goal of increasing value for SuperCom’s shareholders,” Mr. Trabelsi concluded.

Third Quarter 2017 and Recent Operational Highlights by Business Segment:

e-Gov:

•	Won an eight-year contract with Iceland for the development, delivery and maintenance of a new central personalization system. The new Icelandic ePassport personalization system will leverage SuperCom's cyber secure Magna National Population Registry platform, which uses the most advanced ePassport and e-ID technology to provide improved secure documents issuance and delivery capabilities. SuperCom was awarded the contract following an international competitive tender during which 12 companies submitted proposals.

•	$9.3 million Secure Web Land Geographical Information System project in Colombia continued, still on track for deployment completion and transition to steady-state in 2018.

•	Continued to make progress in selling our payment products and solutions to a number of large new customers in Central America and the United Kingdom and are currently working with resellers and distributors in those regions to expand to more locations and merchants.

IoT and Connectivity:

•	In July, secured a national four-year contract with the Ministry of Justice of Denmark and have since begun deployment of PureSecurity Electronic Monitoring Suite to track up to 1,000 simultaneous offenders to increase public safety, reduce prison overcrowding and lower recidivism in the country.

•	Also in July, SuperCom subsidiary, Leaders in Community Alternatives (LCA), secured a multi-year contract valued at up to $3.4 million to provide pretrial and early intervention court services, and electronic monitoring services to the Alameda County Probation Department in Northern California.

•	In September, SuperCom joined the Minister of Justice of the Czech Republic in a large media event, which marked the project launch of the country’s first electronic monitoring of offenders program. This pertains to a $3.7 million award SuperCom received earlier in the year.

•	In October, LCA was awarded a contract to provide RF home detention, GPS tracking and monitoring, as well as alcohol monitoring to a new county probation department in Northern California. The program has already begun generating recurring revenues.

•	Continued sales of Alvarion Wi-Fi technology in the U.S. gaining traction in new purchase orders, distributors and integrators, and a new pipeline in the millions of dollars. Also considering bidding to partake in various new Wi-Fi projects globally such as the $100 billion Smart City program in India.

Cyber Security:

•	Continued progress in the development of new advanced cyber security products, adding more capabilities, including anti-malware, to be incorporated into the Safend cyber security platform. Also began the process of piloting features to new customers in both the U.S. and Europe.

•	Hosted a cyber security conference, “Winter is Coming,” with experts from the cyber security field about security best practices and newest advances and threats, also showing the value SuperCom’s offerings can provide to many different businesses.

Financial Outlook

Based on the current information available to the company, SuperCom management reaffirmed its revenue guidance of at least $35 million for the full year ending December 31, 2017, representing an increase of 75% compared to 2016.

Conference Call

The company will hold a conference call today (October 30, 2017) at 10:00 a.m. Eastern time (7:00 a.m. Pacific time / 4:00 p.m. Israel time) to discuss these results and financial outlook.

SuperCom management will host the call, followed by a question and answer period.

U.S. toll-free: 1-800-967-7143

Israel toll-free: 180-925-8350

International: 1-913-312-0867

Conference ID: 1977984

Webcast: http://public.viavid.com/index.php?id=126919

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, visit www.supercom.com.

SuperCom Corporate Contact:

Ordan Trabelsi, President, Americas

Tel: 1-212-675-4606

ordan@supercom.com

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on May 24, 2017. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which SuperCom believes are the principal indicators of the operating and financial performance of its business. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

[Tables to follow]

SUPERCOM LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	December 31,
	2017	2016
	Unaudited	Audited

CURRENT ASSETS
Cash and cash equivalents	831	1,708
Restricted bank deposits	394	1,110
Trade receivable, net	13,011	10,310
Deferred tax short term	1,558	1,567
Other accounts receivable and prepaid expenses	5,261	2,500
Inventories, net	6,123	5,965

Total current assets	27,178	23,160

LONG-TERM ASSETS
Severance pay funds	344	282
Deferred tax long term	3,141	2,656
Customer Contracts	3,761	4,684
Software and other IP	5,376	5,987
Goodwill	7,026	7,026
Patents	5,283	5,283
Other Intangible assets	3,565	3,230
Property & equipment, net	815	1,165

Total Assets	56,489	53,473

CURRENT LIABILITIES
Short-term bank credit	282	-
Trade payables	5,567	3,958
Employees and payroll accruals	4,014	2,948
Related parties	402	56
Accrued expenses and other liabilities	3,528	3,497
Deferred revenues Short term	1,652	1,633
Deferred tax liability short term	122	156
Short-term liability for future earn-out	970	679

Total current liabilities	16,537	12,927

LONG-TERM LIABILITIES
Long-term loan and others	446	-
Long-term liability for future earn-out	946	946
Deferred revenues long term	485	423
Deferred tax liability long term	351
Accrued severance pay	565	453

Total long-term liabilities	2,793	1,822

SHAREHOLDERS' EQUITY:
Ordinary shares	1,024	1,024
Additional paid-in capital	81,993	81,515
Accumulated deficit	(45,858)	(43,815)

Total shareholders' equity	37,159	38,724

	56,489	53,473

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Three months ended September 30,
	2017	2016
	Unaudited	Unaudited

REVENUES	9,638	5,106
COST OF REVENUES	4,512	3,404

GROSS PROFIT	5,126	1,702

OPERATING EXPENSES:
Research and development	1,695	1,417
Selling and marketing	1,724	2,494
General and administrative	1,202	1,934
Other expenses (income)	87	(1,065)

Total operating expenses	4,534	4,780

OPERATING INCOME (LOSS)	592	(3,078)
FINANCIAL EXPENSES, NET	31	76

INCOME (LOSS) BEFORE INCOME TAX	561	(3,154)
INCOME TAX EXPENSES (BENEFIT)	(53)	54

NET INCOME FOR THE PERIOD	614	(3,208)

Basic	0.04	(0.21)

Diluted	0.04	(0.21)

Weighted average number of ordinary shares used in computing basic income per share	14,938,339	15,022,588

Weighted average number of ordinary shares used in computing diluted income per share	15,017,308	15,106,088

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Three months ended September 30,
	2017	2016
	Unaudited	Unaudited

GAAP gross profit	5,126	1,702
Amortization of Software and IP	154	130
Stock-based compensation expenses	36	54

Non-GAAP gross profit	5,316	1,886

GAAP operating income (expense)	592	(3,078)
Amortization of Software and IP	492	164
Amortization of Customer Contracts	308	367
Stock-based compensation expenses	253	110
Expense related transaction DD	-	-
Restructuring costs related to newly acquired operations	-	-

Non-GAAP operating income (loss)	1,645	(2,437)

GAAP net income(Loss)	614	(3,208)
Amortization of Software and IP	492	164
Amortization of Customer Contracts	308	367
Stock-based compensation expenses	253	110
Expense related transaction DD	-	-
Restructuring costs related to newly acquired operations	-	-
Income tax benefit	(53)	54

Non-GAAP net income(Loss)	1,614	(2,513)

Non-GAAP EPS	0.11	(0.17)

NET INCOME FOR THE PERIOD	614	(3,208)
Income tax expenses (income), net	(53)	54
Financial expenses (income), net	31	76
Depreciation, amortization and stock-based compensation expenses	1,398	910
Expense related transaction DD	-	-
Restructuring costs related to newly acquired operations	-	-

EBITDA *	1990	(2,168)

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.

SUPERCOM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Nine months ended September 30,
	2017	2016
	Unaudited	Unaudited

REVENUES	25,467	15,989
COST OF REVENUES	13,868	12,093

GROSS PROFIT	11,599	3,896

OPERATING EXPENSES:
Research and development	5,336	4,111
Selling and marketing	5,995	7,005
General and administrative	4,393	5,371
Other expenses (income)	2,404	(6,700)

Total operating expenses	13,320	9,787

OPERATING INCOME (LOSS)	(1,721)	(5,891)
FINANCIAL EXPENSES (INCOME), NET	433	186

INCOME (LOSS) BEFORE INCOME TAX	(2,154)	(6,077)
INCOME TAX EXPENSES (BENEFIT)	(111)	(1,438)

NET INCOME (LOSS) FOR THE PERIOD	(2,043)	(4,639)

Basic	(0.14)	(0.30)

Diluted	(0.14)	(0.30)

Weighted average number of ordinary shares used in computing basic income per share	14,938,339	15,057,455

Weighted average number of ordinary shares used in computing diluted income per share	15,016,582	15,143,910

SUPERCOM LTD.

Reconciliation Table of GAAP to Non-GAAP figures and EBITDA to Net Income

(U.S. dollars in thousands)

	Nine months ended September 30,
	2017	2016
	Unaudited	Unaudited

GAAP gross profit	11,599	3,896
Amortization of Software and IP	460	349
Stock-based compensation expenses	153	222

Non-GAAP gross profit	12,212	4,467

GAAP operating income (expense)	(1,721)	(5,891)
Amortization of Software and IP	1,325	417
Amortization of Customer Contracts	964	925
Stock-based compensation expenses	594	709
Expense related transaction DD	-	129
Expenses for doubtful debt	-	(800)
Restructuring costs related to newly acquired operations	-	340

Non-GAAP operating income (loss)	1,162	(4,171

GAAP net income(Loss)	(2,043)	(4,639)
Amortization of Software and IP	1,325	417
Amortization of Customer Contracts	964	925
Stock-based compensation expenses	594	709
Expense related transaction DD	-	129
Expenses for doubtful debts	-	(800)
Restructuring costs related to newly acquired operations	-	340
Income tax benefit	(111)	(1,438)

Non-GAAP net income(Loss)	729	(4,357)

Non-GAAP EPS	0.05	(0.29)

NET INCOME FOR THE PERIOD	(2,043)	(4,639)
Income tax expenses (income), net	(111)	(1,438)
Financial expenses (income), net	433	186
Depreciation, amortization and stock-based compensation expenses	3,673	2,763
Expense for doubtful debt	-	(800)
Expense related transaction DD	-	129
Restructuring costs related to newly acquired operations	-	340

EBITDA *	1,952	(3,459)

* EBITDA is a non-GAAP financial measure generally defined as earnings before interest, taxes, depreciation and amortization.